UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                NextHealth, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   65333G105
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                            Morgan, Lewis & Bockius
                             801 South Grand Avenue
                         Los Angeles, California 90017
                                 (213) 612-2500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 15, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


429025.1

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  2   of  13  Pages
                                                         ----    ----
--------------------                              -----------------------------



-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Apollo Real Estate Investment Fund II, L.P.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /  /
                                                           (b)  /X /

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                WC

-------------------------------------------------------------------------------
5      CHECK B X IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             /  /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                             1,710,900
        NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                          -----------------------------------------------------
                      8         SHARED VOTING POWER
                                         0
                          -----------------------------------------------------
                      9         SOLE DISPOSITIVE POWER
                                         1,710,900
                          -----------------------------------------------------
                     10          SHARED DISPOSITIVE POWER
                                         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,710,900
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /



-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      16.7%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M: 11926.0033 429025.1

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CUSIP No. 65333G105        SCHEDULE 13D             Page  3   of  13  Pages
                                                         ----    ----
--------------------                              -----------------------------



-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Apollo Real Estate Advisors II, L.P.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /  /
                                                             (b)  /X/

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
               WC

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             /  /

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

-------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                                       1,710,900
        NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                      ---------------------------------------------------------
                      8       SHARED VOTING POWER
                                       0
                      ---------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                       1,710,900
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,710,900 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                16.7%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M: 11926.0033 429025.1

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  4   of   13 Pages
                                                         ----    ----
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-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AP NH LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                              (b) /X /

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              /  /


-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                                  1,710,900
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    -----------------------------------------------------------
                      8       SHARED VOTING POWER
                                       -0-
                    -----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                    1,710,900
                    -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                        -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,710,900 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           00
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M: 11926.0033 429025.1

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  5   of  13  Pages
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Item 1.  Security and Issuer.

          This Statement relates to shares of Common Stock, par value $.01 (the "Common Stock") of NextHealth, Inc. (the "Issuer"), whose principal office is 16600 N. Lago del Oro Parkway, Tucson, Arizona 85739.

Item 2.  Identity and Background.

          (a)-(c) and (f). This statement is filed jointly by AP NH LLC, a Delaware limited liability company ("AP NH"), Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II") and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II"). Each of the foregoing is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Group."

          The managing member of AP NH is AP-GP NH LLC, a Delaware limited liability company; the managing member of AP-GP NH LLC is Kronus Property, Inc., a Delaware corporation; the sole stockholder of Kronus Property, Inc. is AREIF II; the managing general partner of AREIF II is AREA II; and the sole general partner of AREA II is Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). The foregoing are hereinafter referred to as the "Reporting Group Related Persons."

         1. (a) Name:     AP NH LLC

            (b) Principal Business: Investment in securities of the Issuer

            (c) Address of Principal Business
                              and Office: c/o Apollo Real Estate Advisors, L.P.
                                          1301 Avenue of the Americas
                                          New York, NY  10019


         2. (a) Name:     AP-GP NH LLC

            (b) Principal Business:  Serving as managing member of AP NH LLC

            (c) Address of Principal Business
                         and Office:      c/o Apollo Real Estate Advisors, L.P.
                                          1301 Avenue of the Americas
                                          New York, NY  10019



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M: 11926.0033 429025.1

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  6   of   13 Pages
                                                         ----    ----
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         3. (a) Name:         Kronus Property, Inc.

            (b) Principal Business:  Serving as managing member of AP-GP NH LLC

            (c) Address of Principal Business
                         and Office:    c/o Apollo Real Estate Advisors, L.P.
                                        1301 Avenue of the Americas
                                        New York, NY  10019


         4. (a) Name:   Apollo Real Estate Investment Fund II, L.P.

            (b) Principal Business:   Investment in real estate and real
                                      estate-related interests, and
                                      serving as the sole stockholder
                                      of Kronus Property, Inc.

            (c) Address of Principal Business
                         and Office:   c/o Apollo Real Estate Advisors II, L.P.
                                       Two Manhattanville Road
                                       Purchase, NY  10577

         5. (a) Name:         Apollo Real Estate Advisors II, L.P.

            (b) Principal Business:   Serving as managing general partner
                                        of AREIF II.

            (c) Address of Principal Business
                         and Office:   Two Manhattanville Road
                                       Purchase, NY  10577

            Attached as Appendix A to Item 2 is information concerning the directors, executive officers of Capital Advisors II and certain other entities as to which such information is required to be disclosed in respect to
Item 2 and General Instruction C to Schedule 13D. All such persons identified on Appendix A disclaim beneficial ownership of and any pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Group.

                  (d) and (e). None of the Reporting Persons nor, to their knowledge, any of the Reporting Group Related Persons or any of the individuals listed in Appendix A to Item 2, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Group used available working capital, including capital contributions from its members, in the amount of $4,250,000 to pay (a) the $1,578,476.34 aggregate purchase price for 17,109 shares of Convertible Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock"), (b) the $2,671,480.56 aggregate purchase price for 28,956 shares of Cumulative Preferred Stock, Series B, par value $.01 per share (the "Series B Preferred Stock" and

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C/M: 11926.0033 429025.1

--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  7   of  13  Pages
                                                         ----    ----
--------------------                              -----------------------------



together with the Series A Preferred Stock, the "Preferred Stock") and (c) the $43.10 aggregate purchase price for a warrant (the "Warrant") representing the right to purchase up to 500,000 shares of common stock, par value $.01 per share (the "Common Stock").

Item 4.  Purpose of Transaction.

          This Statement is being filed as a result of the acquisition by AP NH of securities of the Issuer which as of November 15, 1996 are convertible into shares of Common Stock constituting more than 5% of the issued and outstanding shares of the Issuer's Common Stock.

          The Reporting Persons or the Reporting Group Related Persons may consider various alternatives with respect to their investment in the Issuer, including, but not limited to, (i) increasing their ownership in the Issuer through the acquisition of additional shares of Common Stock in the open market, privately negotiated transactions or otherwise, (ii) attempting to communicate with, and influence, the Board of Directors of the Issuer, (iii) making a proposal to the Issuer for a merger, business combination, liquidation or other extraordinary transaction, (iv) communicating with other stockholders regarding their investment in the Issuer, and in that connection requesting a list of stockholders in accordance with applicable Delaware law, and (v) entering into arrangements with third parties who may be interested in joining with the Reporting Persons or the Reporting Group Related Persons to acquire control of the Issuer, which arrangements may contemplate the sale or disposition of portions of the Issuer's assets to such third parties after control is obtained. The Reporting Persons may also dispose of all or a portion of the Reporting Persons' investment in the Issuer in the open market or otherwise.

          The Reporting Persons' determination with respect to the foregoing possibilities will depend upon various factors, including, but not limited to, market activity in the shares of Common Stock, the Reporting Persons' evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the Issuer's industry in general), other opportunities available to the Reporting Persons and other factors the Reporting Persons may deem relevant to its investment decision.

          On November 15, 1996, following the closing of the purchase of the Preferred Stock and Warrants, the Board of Directors of the Issuer elected the following persons as directors of the Issuer: Lee S. Neibert, W. Edward Scheetz, Bruce Spector and Alfred C. Trivilino.

Item 5.  Interest in Securities of the Issuer.

          (a) The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 8,554,938 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, for the fiscal quarter ending September 30, 1996. As of the close of business on November 15, 1996, each Reporting Person beneficially owned 17,109 shares of the Series A Preferred Stock, which may be immediately converted into 1,710,900 shares of Common Stock, which constitutes approximately 16.7% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). Of that amount, AP NH directly owns 17,109 shares of Series A Preferred Stock, and AREIF II and AREA II indirectly own the shares beneficially owned by AP NH.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M: 11926.0033 429025.1

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  8   of  13  Pages
                                                         ----    ----
--------------------                              -----------------------------


          (b) Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

          (c) On November 15, 1996, AP NH purchased directly from the Issuer
(a) 17,109 shares of Series A Preferred Stock, (b) 28,956 shares of Series B Preferred Stock and (c) the Warrant, for an aggregate purchase price of $4,250,000 pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of November 14, 1996.

          In addition to the foregoing, AREIF II acquired for nominal consideration on October 15, 1996 a warrant to purchase up to 100,000 shares of Common Stock.

          (d) and (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Preferred Stock. The following is a summary of the respective designations, preferences and rights of the Series A and Series B Preferred Stock as set forth in the Certificate of Designation, Preference and Rights filed with the State of Delaware, Office of the Secretary of State ("Series Designation").

1. Dividends. The holders of Series A Preferred Stock are not entitled to receive dividends unless there is a default (as discussed below) in which event the default rate on the Series A Preferred Stock will be 18%. The holders of Series B Preferred Stock are entitled to receive cumulative, preferred dividends at the rate of 12% per annum from January 1, 1997 to January 31, 1997 and at the rate of 18% per annum from February 1, 1997 and thereafter and upon a default of the provisions of the Series Designation.

So long as any shares of Preferred Stock remain outstanding, the Issuer may not declare or pay any cash dividends or make any other distributions with respect to the Common Stock.

2. Liquidation Preferences. In the event of any liquidation, dissolution or winding-up of the Issuer, the holders of Preferred Stock shall be entitled to a liquidation preference over the holders of Common Stock in the amount of any accrued but unpaid dividends. There are no other liquidation preferences.

3. Voting Rights. The holders of Series B Preferred Stock do not possess any voting rights. The holders of Series A Preferred Stock are entitled to vote on all matters presented to the Issuer's stockholders for a vote and, except with respect to the election of Directors, each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share as shall equal the number of shares of the Issuer's common stock into which such share of Series A Preferred Stock is then convertible. Initially, each share of Series A Preferred Stock is convertible into 100 shares of Common Stock.

In addition, the holders of Series A Preferred Stock, as a class, are entitled to elect four directors to the Issuer's Board of Directors ("Preferred Directors").

Upon the occurrence of an event of default as defined in the Series Designation, the holders of Series A Preferred Stock will become entitled to elect a majority of the Issuer's Board of Directors.

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C/M: 11926.0033 429025.1

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  9   of  13  Pages
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A majority vote of the holders of the outstanding Series A Preferred Stock is required in order to approve certain transactions including: (i) the amendment of the Issuer's Certificate of Incorporation so as to adversely affect the rights of the holders of Series A Preferred Stock or any of the provisions of the Certificate of Designation; (ii) authorize, create or issue any class of capital stock that is senior to or pari passu with the Series A Preferred Stock or (iii) enter into a transaction having a total value in excess of $250,000 per transaction except under certain conditions.

4. Conversion of Preferred Stock into Common Stock. As of November 15, 1996 (the "Closing Date"), each share of Series A Preferred Stock is convertible into 100 shares of Common Stock or 1,710,900 shares in the aggregate. Shares of Series B Preferred Stock are not convertible into Common Stock. The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock is subject to adjustment to reflect certain transactions affecting the Common Stock such as issuance of Common Stock at less than $0.9226 per share, stock dividends, splits, reverse splits, etc. Upon Stockholder Approval (as defined below) the additional 28,956 shares of Series A Preferred Stock issuable upon conversion of the Series B Preferred Stock will be convertible into 2,895,600 shares of Common Stock.

5. Conversion of Series B Preferred Stock into Series A Preferred Stock. Each share of Series B Preferred Stock is automatically converted into Series A Preferred Stock, on a one for one basis, upon the approval by a majority of the total votes cast by the stockholders of Issuer of the issuance of additional shares of Series A Preferred Stock in excess of 17,109 shares ("Stockholder Approval").

Each share of Series B Preferred Stock shall be convertible, at the option of the holder, into one share of Series A Preferred Stock after March 15, 1997 unless Stockholder Approval has been obtained and after June 15, 1997 unless the Issuer's Certificate of Incorporation has been amended to delete Article 9 thereof. Article 9 imposes a 66 2/3% affirmative stockholder voting requirement in connection with certain change of control transactions such as a merger, consolidation, sale of assets, etc.

The Issuer anticipates that a meeting of the stockholders will be held prior to March 15, 1997 in order to consider whether or not (i) the shares of Series B Preferred Stock should be converted into Series A Preferred Stock and (ii)
Article 9 should be deleted.

Two stockholders holding an aggregate 2,686,762 shares of Issuer Common Stock representing approximately 31.4% of the outstanding shares of Issuer Common Stock have granted an irrevocable proxy to AP NH to vote all their shares in favor of the foregoing items and for the election of the Preferred Directors.

6. Redemption. Commencing on January 1, 2001, the Issuer may, at its option, redeem shares of Preferred Stock at a price per share equal to the redemption price of $92.26 per share ("Redemption Price") plus all accrued but unpaid dividends.

If Stockholder Approval has not been obtained before March 15, 1997, unless and until Stockholder Approval is obtained, the holders of Preferred Stock shall have the option to require the Issuer to redeem all or any portion of their Preferred Stock at a price equal to the Redemption Price plus all accrued and unpaid dividends.

Unless and until Stockholder Approval is obtained, upon a "change in control" as defined in the Series Designation, the holders of Preferred Stock shall have the option to require the Issuer to redeem all but not less than all of their shares of Preferred Stock at a price equal to the greater of

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  10   of  13  Pages
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200% of the Redemption Price or the fair market value of the aggregate number of shares of Common Stock into which such shares are convertible on the effective date of such change in control. A change of control includes the acquisition of 20% or more of the outstanding voting stock of the Issuer; the merger or consolidation or sale of substantially all of the assets of the Issuer or if the Preferred Directors cease to constitute at least forty percent (40%) of the Board of Directors.

Unless and until Stockholder Approval is obtained, upon the occurrence of any default, the holders of Preferred Stock shall have the option to require the Issuer to redeem all but not less than all of the shares of Preferred Stock held by such person at a price equal to the redemption price plus all accrued but unpaid dividends. Events of default include the failure to pay dividends for any of two quarterly periods, a default under the Stock Purchase Agreement and the passage of fifteen days thereafter or a default under the Credit Agreement, dated as of November 14, 1996, between the Issuer, as borrower, and AP LOM LLC (an affiliate of the Reporting Person), as lender.

Warrant

The Warrant entitles AP NH to purchase up to 500,000 shares of Common Stock at an exercise price of $1.50 per share. The Warrant is exercisable only on or after March 15, 1997 and before November 14, 2006. The exercise price and number of shares purchasable are subject to adjustment to reflect certain transactions affecting the Common Stock such as the issuance of Common Stock at less than $0.9226 per share, stock dividends, splits, reverse splits, etc.

Registration and Pre-Emptive Rights

Pursuant to the terms and provisions of the Registration and Pre-Emptive Rights Agreement, dated as of November 14, 1996, between the Issuer and AP NH, the Issuer granted AP NH (i) with respect to certain issuances of capital stock of the Issuer, certain pre-emptive rights to purchase such number of shares of capital stock of the Issuer as will allow AP NH to maintain its proportionate interest in the Issuer's outstanding capital stock and (ii) certain piggy-back and demand registration rights with respect to the capital stock of the Issuer held by AP NH.

Reference is made to Exhibits 1-5 hereto for a complete description of the terms of the agreements among the Reporting Group and the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1. Preferred Stock and Warrant Purchase Agreement, dated as of November 14, 1996, between AP NH and the Issuer, including certain Exhibits thereto.

         2. Warrant, dated November 14, 1996, between AP NH and the Issuer.

         3. Warrant, dated October 15, 1996, between AREIF II and the Issuer.

         4. Certificate of Designation, Preferences and Rights of the Preferred Stock, dated November 14, 1996.

         5. Registration and Pre-Emptive Rights Agreement, dated as of November 14, 1996, between AP NH and the Issuer.

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C/M: 11926.0033 429025.1

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--------------------                            -------------------------------
CUSIP No. 65333G105             SCHEDULE 13D         11   Page   of  13  Pages
                                                     ----          ----
--------------------                            -------------------------------


         5. Registration and Pre-Emptive Rights Agreement, dated as of November 14, 1996, between AP NH and the Issuer.


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                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:   November  25, 1996

                          APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                          By: Apollo Real Estate Advisors II, L.P.,
                              General Partner

                              By: Apollo Real Estate Capital Advisors II, Inc., its General Partner

                                    By: /s/Michael D. Weiner
                                        ---------------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President

                          APOLLO REAL ESTATE ADVISORS II, L.P.

                          By: Apollo Real Estate Capital Advisors II, Inc.,
                              General Partner

                              By: /s/Michael D. Weiner
                                  ---------------------------------------------
                                  Name:  Michael D. Weiner
                                  Title: Vice President

                           AP NH LLC

                           By: AP GP NH LLC,
                               its Managing Member

                               By:  KRONUS PROPERTY, INC., its Managing
                                    Member

                                    By: /s/Michael D. Weiner
                                        ---------------------------------------
                                        Name:  Michael D. Weiner
                                        Title: Vice President

                              Page 11 of 13 Pages

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                              APPENDIX A TO ITEM 2


          The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II.

          Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Capital Advisors II. The principal occupation of each of Messrs. Black and Hannan, each of whom is a citizen of the United States, is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors") and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack, who is a citizen of the United States, is to act as a consultant to Apollo Advisors and as a principal of Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                              Page 12 of 13 Pages

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                                 EXHIBIT INDEX


Exhibit No.                         Description                       Page No.

1. Preferred Stock and Warrant Purchase Agreement, dated as of November 14, 1996, between AP NH and the Issuer, including certain Exhibits thereto.

2.       Warrant, dated November 14, 1996, between AP NH and the Issuer.

3.       Warrant, dated October 15, 1996, between AREIF II, L.P. and the Issuer.

4. Certificate of Designation, Preferences and Rights of the Preferred Stock, dated November 14, 1996.

5. Registration and Pre-Emptive Rights Agreement, dated as of November 14, 1996, between AP NH and the Issuer.


                              Page 13 of 13 Pages

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M: 11926.0033 429025.1